UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BRYN MAWR BANK CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	23-24344506
(State of incorporation or organization)	(IRS Employer Identification No.)

801 Lancaster Avenue, Bryn Mawr PA	19010
(Address of principal executive offices)	(Zip Code)

TITLE OF EACH CLASS TO BE REGISTERED	NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED
Common Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: (not applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

On October 25, 2012, the Board of Directors (the “Board”) of Bryn Mawr Bank Corporation (the “Company”) authorized and directed the issuance, and declared a dividend of one common share purchase right (a “Right”) for each outstanding share of common stock, par value $1.00 per share (the “Common Shares”), of the Company outstanding as of the close of business on December 1, 2012 (the “Record Date”). In addition, one Right will automatically attach to each share of Common Stock (subject to adjustment) that will become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (each, as defined below). The description and terms of the Rights are set forth in the Rights Agreement, dated November 16, 2012 (the “Rights Agreement”), between the Company and Computershare Shareowner Services LLC as Rights Agent (the “Rights Agent”).

The following summary of the principal terms of the Rights Agreement is a general description only and is qualified in its entirety by reference to the detailed terms and conditions set forth in the Rights Agreement. Capitalized terms used but not otherwise defined herein have the meanings given such terms in the Rights Agreement. A copy of the Rights Agreement is attached hereto as Exhibit 4.1 to this Form 8-A and is incorporated herein by reference.

Distribution Date; Exercisability; Expiration; Issuance of Rights Certificates

Initially, the Rights will be represented by the Company’s Common Share certificates or by the registration of uncertificated Common Shares in the Company’s share register, if any, and no separate certificates evidencing the Rights (the “Right Certificates”) will be issued. Separate Right Certificates will be mailed to holders of record of the Common Shares as of the close of business on the earlier to occur of (i) the tenth business day following a public announcement or disclosure indicating that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Common Shares or such earlier date as a majority of the Board became aware of such acquisition or (ii) the tenth business day (or such later date as the Board may determine prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the then outstanding Common Shares (the earlier of such dates being the “Distribution Date”). After the Distribution Date, but prior to the time a person becomes an Acquiring Person, each Right will entitle the registered holder to purchase from the Company three (3) Common Shares at a purchase price of $33.03 per Common Share (the “Purchase Price”), subject to adjustment. An Acquiring Person will not include, among other things, any person who or which would otherwise be deemed an Acquiring Person upon the effectiveness of the Rights Agreement.

The Rights Agreement provides that, until the Distribution Date, (i) the Rights will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and the initial transaction statement or subsequent periodic statements with respect to uncertificated Common Shares, if any, that are registered after the Record Date upon transfer or new issuance of such Common Shares will also contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares, or the registration of transfer of ownership in the Company’s share register with respect to uncertificated Common Shares, outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate or registration.

The Rights are not exercisable until the Distribution Date. The Rights will expire on November 16, 2015 (the “Final Expiration Date”), unless the Final Expiration Date is amended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter, the separate Right Certificates alone will represent the Rights.

Flip-In

If a person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions), each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, other similar securities of the Company, cash, or assets of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or were, beneficially owned by any Acquiring Person will be null and void.

Flip-Over

In the event at any time after a person becomes an Acquiring Person that (i) the Company consolidates or merges with any other person, (ii) any person engages in a consolidation or merger with the Company where the outstanding Common Shares are exchanged for securities, cash or property of the other person and the Company is the surviving corporation or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, proper provision will be made so that each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

Exchange

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by such person or group which will have become null and void), in whole or in part, at an exchange ratio of one (1) Common Share per Right (subject to adjustment).

Redemption

At any time prior to the Distribution Date, the Board may redeem the Rights, in whole but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time (the “Redemption Date”) on such basis with such conditions as the Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

No Stockholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of the Rights Agreement

The Board may amend the Rights Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provisions in the Rights Agreement, shorten or lengthen any time period referenced in the Rights Agreement, or to make any other provisions with respect to the Rights which the Board may deem necessary or desirable. However, after the Distribution Date, the Rights Agreement may not be amended in a manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person or its affiliates or associates).

Adjustment

The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are subject to adjustment under certain circumstances.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and should not prevent any merger or similar business combination transaction approved by the Board of Directors; however the Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board and without conditioning the offer on a substantial number of Rights being redeemed. Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers. However, the Rights help ensure that the Company’s stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and also help guard against partial tender offers, open market accumulations and other potentially coercive tactics to gain control over the Company. The execution of the Rights Agreement by the Company is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company’s stockholders.

Item 2 - Exhibits.

4.1	Shareholder Rights Agreement, dated as of November 16, 2012, between the Company and Computershare Shareowner Services LLC, as Rights Agent, filed herewith.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BRYN MAWR BANK CORPORATION

By:	/s/ Frederick C. Peters II
Frederick C. Peters II
President and CEO

Date: November 21, 2012

Exhibits Index

4.1	Shareholder Rights Agreement, dated as of November 16, 2012, between the Company and Computershare Shareowner Services LLC, as Rights Agent, filed herewith.